Exhibit 99.1

Yandex Announces First Quarter 2013 Financial Results

MOSCOW AND THE HAGUE, April 25, 2013, Yandex (NASDAQ: YNDX), one of Europe’s largest internet companies and the leading search provider in Russia, today announced its financial results for the first quarter ended March 31, 2013.

Q1 2013 Financial Highlights

•                  Revenues of RUR 8.0 billion ($257.3 million(1)), up 36% compared with Q1 2012

•                  Ex-TAC revenues(2) (excluding traffic acquisition costs), up 37% compared with Q1 2012

•                  Income from operations of RUR 2.5 billion ($78.9 million), up 57% compared with Q1 2012

•                  Adjusted EBITDA(3) of RUR 3.5 billion ($112.7 million), up 47% compared with Q1 2012

•                  Operating margin of 30.7%

•                  Adjusted EBITDA margin(2) of 43.8%

•                  Adjusted ex-TAC EBITDA margin(2) of 52.3%

•                  Net income of RUR 2.2 billion ($72.2 million), up 79% compared with Q1 2012

•                  Adjusted net income(3) of RUR 2.4 billion ($77.5 million), up 60% compared with Q1 2012

•                  Net income margin of 28.1%

•                  Adjusted net income margin(2) of 30.1%

•                  Adjusted ex-TAC net income margin(2) of 36.0%

•                  Cash, deposits and investments in debt securities of RUR 29.3 billion ($942.6 million) as of March 31, 2013

“Yandex is off to an excellent start in 2013 with strong financial results and important product improvements,” said Arkady Volozh, Chief Executive Officer of Yandex. “During the quarter, we unveiled our newly redesigned homepage, updated our Yandex.Navigator and Yandex.Market mobile apps, and released a number of innovations aimed at enhancing our advertiser solutions.”

The following table provides a summary of key financial results for the three months ended March 31, 2012 and 2013.

	Three months ended March 31,
In RUR millions	2012	2013	Change
Revenues	5,874	7,999	36%
Ex-TAC revenues(2)	4,882	6,694	37%
Income from operations	1,559	2,453	57%
Adjusted EBITDA(3)	2,377	3,504	47%
Net income	1,258	2,246	79%
Adjusted net income(3)	1,505	2,410	60%

(1)  Pursuant to SEC rules regarding convenience translations, Russian ruble (RUR) amounts have been translated into U.S. dollars at a rate of RUR 31.0834 to $1.00, the official exchange rate quoted as of March 31, 2013 by the Central Bank of the Russian Federation.

(2)  This is a non-GAAP financial measure. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define this non-GAAP financial measure. You will find a reconciliation of this non-GAAP financial measure to the most directly comparable US GAAP measure in the accompanying financial tables at the end of this release.

(3) Adjusted EBITDA and adjusted net income are non-GAAP financial measures. Please see “Use of Non-GAAP Financial Measures” below for a discussion of how we define adjusted EBITDA and adjusted net income. You will find a reconciliation of adjusted EBITDA and adjusted net income to GAAP net income, the most directly comparable US GAAP measure for both non-GAAP measures, in the accompanying financial tables at the end of this release.

Q1 2013 Operational and Corporate Highlights

•                  Share of Russian search market averaged 61.6% in Q1 2013 (according to LiveInternet), an increase of 1.1p.p. sequentially and a 2.2p.p. increase on a year-over-year basis

•                  SERPs (search engine result pages) grew 25% from Q1 2012

•                  Number of advertisers grew to more than 226,000, up 26% from Q1 2012 and up 6% from Q4 2012

•                  Enhanced the contextual ads served through our partner network with the addition of images

•                  Launched a newly redesigned Yandex.ru homepage

•                  Announced a share repurchase program of up to 12MM shares; as of April 24th, 2013, we have repurchased 2MM shares

Revenues

	Three months ended March 31,
In RUR millions	2012	2013	Change
Advertising revenues:
Text-based advertising
Yandex websites	4,284	5,850	37%
Ad network	1,020	1,304	28%
Total text-based advertising	5,304	7,154	35%
Display advertising	420	623	48%
Total advertising revenues	5,724	7,777	36%
Online payment commissions	114	187	64%
Other	36	35	-3%
Total revenues	5,874	7,999	36%

Text-based advertising revenues, accounting for 89% of total revenues in Q1 2013, continued to determine overall top-line performance.

Text-based advertising revenues from Yandex’s own websites accounted for 73% of total revenues during Q1 2013, and increased by 37% compared with Q1 2012. Text-based advertising revenues from our ad network increased 28% compared with Q1 2012 and contributed 16% of total revenues during Q1 2013. Revenues from Yandex websites grew faster than those from our ad network as we implemented changes to our advertising technologies on our owned and operated sites.

Paid clicks on Yandex’s and its partners’ websites, in aggregate, increased 18% in Q1 2013 compared with Q1 2012. Our average cost per click in Q1 2013 increased 14% compared with Q1 2012.

Display advertising revenue accounted for 8% of total revenues during Q1 2013, and increased 48% compared with Q1 2012.  Display advertising rebounded strongly from the 12% growth observed in Q4 2012.

Online payment commissions accounted for 2% of revenues during Q1 2013, and increased 64% compared with Q1 2012.

Operating Costs and Expenses

Yandex’s operating costs and expenses consist of cost of revenues, product development expenses, sales, general and administrative expenses (SG&A), and depreciation and amortization expenses (D&A). Apart from D&A, each of the above expense categories includes personnel-related costs and expenses, including related share-based compensation expense. Increases across all cost categories, excluding D&A, reflect investments in overall growth, including personnel. In Q1 2013, Yandex added 211 full-time employees, an increase of 6% from December 31, 2012, and up 19% from March 31, 2012. The total number of full-time employees was 3,972 as of March 31, 2013.

Cost of revenues, including traffic acquisition costs (TAC)

	Three months ended March 31,
In RUR millions	2012	2013	Change
TAC:
Related to the Yandex ad network	657	820	25%
Related to distribution partners	335	485	45%
Total TAC	992	1,305	32%
Total TAC as a % of total revenues	16.9%	16.3%
Other cost of revenues	526	671	28%
Other cost of revenues as a % of revenues	9.0%	8.4%
Total cost of revenues	1,518	1,976	30%
Total cost of revenues as a % of revenues	25.8%	24.7%

TAC decreased from 18.7% of text-based revenues in Q1 2012 to 18.2% in Q1 2013, reflecting the larger growth in revenues from our own sites.

Other cost of revenues in Q1 2013 increased 28% compared with Q1 2012, reflecting growth in personnel, content acquisition costs and data center-related costs in line with revenue growth.

Product development

	Three months ended March 31,
In RUR millions	2012	2013	Change
Product development	1,066	1,328	25%
As a % of revenues	18.1%	16.6%

The absolute increase in product development expenses in Q1 2013 was in line with increases in product development staff and employee remuneration. Headcount increased 18% from 1,842 as of March 31, 2012, to 2,181 as of March 31, 2013, with 154 employees added since December 31, 2012.

Selling, general and administrative (SG&A)

	Three months ended March 31,
In RUR millions	2012	2013	Change
SG&A	1,070	1,363	27%
As a % of revenues	18.2%	17.0%

The absolute increase in SG&A in Q1 2013 was driven primarily by the increased advertising and marketing expenses in Russia and in Turkey.

Share-based compensation (SBC) expense

SBC expense is included in each of the cost of revenues, product development and SG&A categories discussed above.

	Three months ended March 31,
In RUR millions	2012	2013	Change
SBC expense included in cost of revenues	6	11	83%
SBC expense included in product development	39	82	110%
SBC expense included in SG&A	36	58	61%
Total SBC expense	81	151	86%
As a % of revenues	1.4%	1.9%

Total SBC expense increased 86% in Q1 2013 compared with Q1 2012. The increase is primarily related to new grants issued in 2012.

Depreciation and amortization (D&A) expense

	Three months ended March 31,
In RUR millions	2012	2013	Change
D&A expense	661	879	33%
As a % of revenues	11.3%	11.0%

D&A expense increased 33% in Q1 2013 compared with Q1 2012, primarily reflecting our investments in servers and data centers made last year.

As a result of the factors described above, income from operations was RUR 2.5 billion ($78.9 million) in Q1 2013, a 57% increase from Q1 2012, while adjusted EBITDA reached RUR 3.5 billion ($112.7 million) in Q1 2013, up 47% from Q1 2012.

Interest income in Q1 2013 was RUR 368 million, up from RUR 167 million in Q1 2012, principally as a result of investing more of our cash provided by operating activities in Russia, where our investments earn higher returns.

Foreign exchange gain in Q1 2013 was RUR 7 million, compared to a foreign exchange loss of RUR 114 million in Q1 2012. The foreign exchange gain is due to the appreciation of the U.S. dollar during Q1 2013 from RUR 30.3727 to $1.00 on December 31, 2012 to RUR 31.0834 to $1.00 on March 31, 2013. Yandex’s Russian operating subsidiaries’ functional currency is the Russian ruble, and therefore changes in the ruble value of these subsidiaries’ monetary assets and liabilities that are denominated in other currencies due to exchange rate fluctuations are recognized as foreign exchange gains or losses in the income statement. Although the U.S. dollar value of Yandex’s U.S. dollar-denominated cash, cash equivalents and term deposits was not impacted by these currency fluctuations, they resulted in an upward revaluation of the ruble equivalent of these U.S. dollar-denominated monetary assets in Q1 2013.

Income tax expense for Q1 2013 was RUR 601 million, up from RUR 344 million in Q1 2012. Our effective tax rate decreased from 21.5% in Q1 2012 to 21.1% in Q1 2013.

Adjusted net income in Q1 2013 was RUR 2.4 billion ($77.5 million), a 60% increase from Q1 2012.

Adjusted net income margin was 30.1% in Q1 2013, compared to 25.6% in Q1 2012.

Net income was RUR 2.2 billion ($72.2 million) in Q1 2013, up 79% compared with Q1 2012. Net income grew faster than adjusted net income due to large swings in foreign exchange losses and the associated income tax impact and a decrease in contingent compensation partially offset by an increase in SBC expense.  We adjust for these expenses in our non-GAAP adjusted net income measure.

As of March 31, 2013, Yandex had cash, cash equivalents, term deposits (including long-term deposits) and long-term debt securities of RUR 29.3 billion ($942.6 million).

Net operating cash flow and capital expenditures for Q1 2013 were RUR 2.6 billion ($84.7 million) and RUR 0.9 billion ($27.6 million), respectively.

The total number of shares issued and outstanding as of March 31, 2013 was 328,612,094, including 232,623,523 Class A shares, 95,988,570 Class B shares, and one Priority share and excluding 340,000 Class A shares and 45,696 Class B shares held in treasury and all Class C shares outstanding solely as a result of conversion of Class B shares into Class A shares; all such Class C shares will be cancelled. There were also employee stock options outstanding to purchase up to an additional 9.1 million shares, at a weighted average exercise price of $4.36 per share, of which options to purchase 7.1 million shares were fully vested; equity-settled share appreciation rights equal to 0.9 million shares, at a weighted average measurement price of $20.37, none of which were vested; and restricted share units covering  1.9 million shares, of which restricted share units to acquire 0.1 million shares were fully vested.

Outlook for 2013

We are increasing our revenue guidance for the full-year 2013, and we now expect year-on-year ruble-based revenue growth of 30-35%(1).

(1) The guidance is provided on a like-for-like basis, excluding the revenue associated with Yandex.Money from 2012 and 2013 results. In 2012, Yandex recognized total revenue of RUR 28,767 million, including RUR 552 million in payments commissions related to Yandex.Money and RUR 28,215 million in advertising revenue and other revenue. Yandex will continue to recognize revenue related to Yandex.Money until the joint venture with Sberbank is effective, which is expected to occur during the current quarter.

Conference Call Information

Yandex’s management will hold an earnings conference call on April 25, 2013 at 8:00 AM U.S. Eastern Time (4:00 PM Moscow time; 1:00 PM London time).

To access the conference call live, please dial:

US: +1 631 621 5256

UK: +44 (0) 1452 560 304

Russia: 8 10 800 23942044

Passcode: 32596104#

A replay of the call will be available until May 2, 2013. To access the replay, please dial:

US: +1 866 247 4222

Russia/International: +44 (0) 1452 550 000

Passcode: 32596104#

A live and archived webcast of this conference call will be available at http://ir.yandex.com/eventdetail.cfm?eventid=127979

ABOUT YANDEX

Yandex (NASDAQ:YNDX) is one of the largest European internet companies, providing the world with search and online services one market at a time. Yandex’s mission is to help users solve their everyday problems by building people-centric products and services. Based on innovative technologies, the company provides the most relevant, locally tailored experience on all digital platforms and devices. Yandex is the leading search service in Russia and also serves Turkey, Ukraine, Belarus and Kazakhstan. More information on Yandex can be found at http://company.yandex.com.

FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements that involve risks and uncertainties. These include statements regarding our anticipated revenues for full-year 2013. Actual results may differ materially from the results predicted or implied by such statements, and our reported results should not be considered as an indication of future performance. The potential risks and uncertainties that could cause actual results to differ from the results predicted or implied by such statements include, among others, competitive pressures, changes in advertising patterns, changes in user preferences, changes in the legal and regulatory environment, technological developments, and our need to expend capital to accommodate the growth of the business, as well as those risks and uncertainties included under the captions “Risk Factors” and “Operating and Financial Review and Prospects” in our Annual Report on Form 20-F for the year ended December 31, 2012, which is on file with the Securities and Exchange Commission and is available on our investor relations website at http://ir.yandex.com/sec.cfm and on the SEC website at www.sec.gov. All information in this release and in the attachments is as of April 25, 2013, and Yandex undertakes no duty to update this information unless required by law.

Contacts:

Investor Relations

Greg Abovsky, Katya Zhukova

Phone: +7 495 974-35-38

E-mail: askIR@yandex-team.ru

Media Relations

Ochir Mandzhikov, Dina Litvinova

Phone: +7 495 739-70-00

E-mail: pr@yandex-team.ru

USE OF NON-GAAP FINANCIAL MEASURES

To supplement our consolidated financial statements, which are prepared and presented in accordance with US GAAP, we present the following non-GAAP financial measures: ex-TAC revenue, adjusted EBITDA, adjusted EBITDA margin, adjusted ex-TAC EBITDA margin, adjusted net income, adjusted net income margin and adjusted ex-TAC net income margin. The presentation of these financial measures is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with US GAAP. For more information on these non-GAAP financial measures, please see the tables captioned “Reconciliations of non-GAAP financial measures to the nearest comparable US GAAP measures”, included following the accompanying financial tables. We define the various non-GAAP financial measures we use as follows:

•                  Ex-TAC revenue means US GAAP revenues less total traffic acquisition costs (TAC).

•                  Adjusted EBITDA means net income plus (1) depreciation and amortization, (2) share-based compensation expense, (3) accrual of expense related to the contingent compensation that may be payable to employees in connection with our acquisition of the mobile software business of SPB Software and (4) provision for income taxes, less (A) interest income and (B) other income/(expense).

•                  Adjusted EBITDA margin means adjusted EBITDA divided by US GAAP revenues.

•                  Adjusted ex-TAC EBITDA margin means adjusted EBITDA divided by ex-TAC revenue.

•                  Adjusted net income means US GAAP net income plus (1) SBC expense adjusted for the income tax reduction attributable to SBC expense, (2) accrual of expense related to the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software, and (3) foreign exchange losses (less foreign exchange gains) adjusted for the (reduction) increase in income tax attributable to the foreign exchange losses (gains); less gain from the sale of equity investments.

•                  Adjusted net income margin means adjusted net income divided by US GAAP revenues.

•                  Adjusted ex-TAC net income margin means adjusted net income divided by ex-TAC revenues.

These non-GAAP financial measures are used by management for evaluating financial performance as well as decision-making. Management believes that these metrics reflect the organic, core operating performance of the company, and therefore are useful to analysts and investors in providing supplemental information that helps them understand, model and forecast the evolution of our operating business.

Although our management uses these non-GAAP financial measures for operational decision making and considers these financial measures to be useful for analysts and investors, we recognize that there are a number of limitations related to such measures. In particular, it should be noted that several of these measures exclude some costs, particularly share-based compensation, that are recurring. In addition, the components of the costs that we exclude in our calculation of the measures described above may differ from the components that our peer companies exclude when they report their results of operations.

Below, we describe why we make particular adjustments to certain US GAAP financial measures:

TAC

We believe that it may be useful for investors and analysts to review certain measures both in accordance with US GAAP and net of the effect of TAC, which we view as comparable to sales commissions but, unlike sales commissions, are not deducted from US GAAP revenues. By presenting revenue, adjusted EBITDA margin and adjusted net income margin net of TAC, we believe that investors and analysts are able to obtain a clearer picture of our business without the impact of the revenues we share with our partners.

SBC

SBC is a significant expense item, and an important part of our compensation and incentive programs. As it is a non-cash charge, however, and highly dependent on our share price at the time of equity award grants, we believe that it is useful for investors and analysts to see certain financial measures excluding the impact of these charges in order to obtain a clear picture of our operating performance.

Acquisition-related costs

We may incur expenses in connection with acquisitions that are not indicative of our recurring core operating performance. In particular, we are required under US GAAP to accrue as expense the contingent compensation that may be payable to certain employees in connection with our acquisition of the mobile software business of SPB Software in November 2011. The maximum aggregate amount of such contingent compensation is $14.1 million, payable on the achievement of certain milestones and the continued employment of the sellers, $7.1 million of which was paid in November 2012 and $4.1 million of which was paid in February 2013; the remaining $2.9 million is payable in November 2013 upon the satisfaction of defined milestones. We have eliminated this acquisition-related expense from adjusted EBITDA and adjusted net income to provide management and investors a tool for comparing on a period-to-period basis our operating performance in the ordinary course of operations.

Foreign exchange gains and losses

Because we hold significant assets in currencies other than our Russian ruble operating currency, and because foreign exchange fluctuations are outside of our operational control, we believe that it is useful to present adjusted net income and related margin measures excluding these effects, in order to provide greater clarity regarding our operating performance.

Gain from the sale of equity investments

Adjusted net income also excludes a gain in the year ended December 31, 2012 from our sale of our minority interest in face.com in connection with the sale of that company. We believe that it is useful to present adjusted net income and related margin measures excluding the effect of this significant one-off item in order to provide a clearer picture of our operating performance.

The tables at the end of this release provide detailed reconciliations of each non-GAAP financial measure we use to the most directly comparable US GAAP financial measure.

YANDEX N.V.

Unaudited Condensed Consolidated Balance Sheets

(in millions of Russian rubles (“RUR”) and U.S. dollars (“$”), except share and per share data)

	As of
	December 31, 2012*	March 31, 2013	March 31, 2013
	RUR	RUR	$
ASSETS
Current assets:
Cash and cash equivalents	7,425	7,757	249.5
Marketable securities	76	114	3.7
Term deposits	4,629	2,947	94.8
Accounts receivable, net	1,767	1,850	59.5
Prepaid expenses	597	592	19.1
Assets held for sale	2,024	2,079	66.9
Deferred tax assets	456	451	14.5
Other current assets	1,217	1,055	33.9
Total current assets	18,191	16,845	541.9
Property and equipment, net	8,095	8,183	263.2
Intangible assets, net	323	306	9.9
Goodwill	750	755	24.3
Long-term prepaid expenses	695	669	21.5
Restricted cash	214	89	2.9
Term deposits	10,330	13,650	439.1
Investments in non-marketable equity securities	500	512	16.5
Investments in debt securities	4,810	4,946	159.1
Deferred tax assets	35	66	2.1
Other non-current assets	342	522	16.8
TOTAL ASSETS	44,285	46,543	1,497.3
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	2,513	2,622	84.4
Taxes payable	1,455	1,109	35.7
Deferred revenue	1,092	970	31.1
Liabilities related to assets held for sale	1,619	1,646	53.0
Deferred tax liabilities	3	1	—
Total current liabilities	6,682	6,348	204.2
Deferred tax liabilities	448	430	13.8
Other accrued liabilities	108	95	3.1
Total liabilities	7,238	6,873	221.1
Commitments and contingencies
Shareholders’ equity:
Priority share: €1 par value; 1 share authorized, issued and outstanding	—	—	—
Preference shares: €0.01 par value; 2,000,000,001 shares authorized, nil shares issued and outstanding	—	—	—
Ordinary shares: par value (Class A €0.01, Class B €0.10 and Class C €0.09); shares authorized (Class A: 2,000,000,000 and 2,000,000,000, Class B: 159,494,722 and 159,494,722, and Class C: 159,494,722 and 159,494,722); shares issued (Class A: 202,318,864 and 232,963,523, Class B: 125,441,218 and 96,034,266, and Class C: 27,972,630 and 57,379,582, respectively); shares outstanding (Class A: 202,318,864 and 232,623,523, Class B: 125,441,218 and 95,988,570, and Class C: nil)	445	336	10.8
Treasury shares at cost (Class A: nil and 340,000, and Class B: nil and 45,696)	—	(243)	(7.8)
Additional paid-in capital	13,617	14,020	451.0
Accumulated other comprehensive income	961	1,287	41.4
Retained earnings	22,024	24,270	780.8
Total shareholders’ equity	37,047	39,670	1,276.2
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	44,285	46,543	1,497.3

* Derived from the audited financial statements

Unaudited Condensed Consolidated Statements of Income

(in millions of Russian rubles and U.S. dollars, except share and per share data)

	Three months ended March 31,
	2012	2013	2013
	RUR	RUR	$
Revenues	5,874	7,999	257.3
Operating costs and expenses:
Cost of revenues(1)	1,518	1,976	63.6
Product development(1)	1,066	1,328	42.7
Sales, general and administrative(1)	1,070	1,363	43.8
Depreciation and amortization	661	879	28.3
Total operating costs and expenses	4,315	5,546	178.4
Income from operations	1,559	2,453	78.9
Interest income	167	368	11.8
Other expense, net	(124)	26	0.9
Net income before income taxes	1,602	2,847	91.6
Provision for income taxes	344	601	19.4
Net income	1,258	2,246	72.2
Net income per Class A and Class B share:
Basic	3.88	6.84	0.22
Diluted	3.75	6.67	0.21
Weighted average number of Class A and Class B shares outstanding
Basic	324,444,817	328,376,050	328,376,050
Diluted	335,035,919	336,739,465	336,739,465

(1)                                 These balances exclude depreciation and amortization expenses, which are presented separately, and include share-based compensation expenses of:

Cost of revenues	6	11	0.4
Product development	39	82	2.6
Sales, general and administrative	36	58	1.9

YANDEX N.V.

Unaudited Condensed Consolidated Statements of Cash Flows

(in millions of Russian rubles and U.S. dollars)

	Three months ended March 31,
	2012*	2013	2013
	RUR	RUR	$
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	1,258	2,246	72.2
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization of property and equipment	643	856	27.6
Amortization of acquisition-related intangible assets	18	23	0.7
Share-based compensation expense	81	151	4.9
Deferred income taxes	(98)	(53)	(1.7)
Foreign exchange losses/(gains)	114	(7)	(0.3)
Other	13	(25)	(0.8)
Changes in operating assets and liabilities excluding the effect of acquisitions:
Accounts receivable, net	89	(82)	(2.6)
Prepaid expenses and other assets	(318)	—	—
Accounts payable and accrued liabilities	(18)	(325)	(10.4)
Deferred revenue	(85)	(122)	(3.9)
Assets held for sale	54	(59)	(1.9)
Liabilities related to assets held for sale	6	27	0.9
Net cash provided by operating activities	1,757	2,630	84.7
CASH FLOWS USED IN INVESTING ACTIVITIES:
Purchase of property and equipment	(764)	(859)	(27.6)
Investments in term deposits	(3,950)	(5,220)	(167.9)
Maturities of term deposits	2,663	3,600	115.8
Escrow cash deposit	—	130	4.1
Net cash used in investing activities	(2,051)	(2,349)	(75.6)
CASH FLOWS PROVIDED BY/(USED IN) FINANCING ACTIVITIES:
Proceeds from exercise of share options	119	132	4.2
Repurchases of ordinary shares	—	(243)	(7.8)
Net cash provided by/(used in) financing activities	119	(111)	(3.6)
Effect of exchange rate changes on cash and cash equivalents	(379)	162	5.1
Net change in cash and cash equivalents	(554)	332	10.6
Cash and cash equivalents at beginning of period	5,930	7,425	238.9
Cash and cash equivalents at end of period	5,376	7,757	249.5

* Cash flows related to Yandex.Money are reclassified from their historical presentation to cash flows related to changes in assets held for sale and liabilities related to assets held for sale

YANDEX N.V.

RECONCILIATIONS OF NON-GAAP FINANCIAL MEASURES

TO THE NEAREST COMPARABLE US GAAP MEASURES

Reconciliation of Ex-TAC Revenues from US GAAP Revenues

	Three months ended March 31,
In RUR millions	2012	2013	Change
Total revenues	5,874	7,999	36%
Less: traffic acquisition costs (TAC)	992	1,305	32%
Ex-TAC revenues	4,882	6,694	37%

Reconciliation of Adjusted EBITDA from US GAAP Net Income

	Three months ended March 31,
In RUR millions	2012	2013	Change
Net income	1,258	2,246	79%
Add: depreciation and amortization	661	879	33%
Add: share-based compensation (SBC) expense	81	151	86%
Add: expense for acquisition-related contingent compensation	76	21	-72%
Less: interest income	(167)	(368)	120%
Less: other income/(expense), net	124	(26)	-121%
Add: provision for income taxes	344	601	75%
Adjusted EBITDA	2,377	3,504	47%

Reconciliation of Adjusted Net Income from US GAAP Net Income

	Three months ended March 31,
In RUR millions	2012	2013	Change
Net income	1,258	2,246	79%
Add: SBC expense	81	151	86%
Less: reduction in income tax attributable to SBC expense	(1)	(2)	100%
Add: expense for acquisition-related contingent compensation	76	21	-72%
Add: foreign exchange loss/(gain)	114	(7)	-106%
Less: (reduction)/increase in income tax attributable to foreign exchange loss/(gain)	(23)	1	-104%
Adjusted net income	1,505	2,410	60%

Reconciliation of Adjusted EBITDA Margin and Adjusted Ex-TAC EBITDA Margin to US GAAP Net Income Margin for the Three Months Ended March 31, 2013

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted EBITDA	Adjusted EBITDA Margin (3)	Adjusted Ex-TAC EBITDA Margin (4)
Three months ended March 31, 2013	2,246	28.1%	1,258	3,504	43.8%	52.3%

(1)         Net income margin is defined as net income divided by total revenues.

(2)         Adjusted to eliminate depreciation and amortization expense, SBC expense, expense related to SPB Software contingent compensation, interest income, other income/(expense), net, and provision for income taxes. For a reconciliation of adjusted EBITDA to net income, please see the table above.

(3)         Adjusted EBITDA margin is defined as adjusted EBITDA divided by total revenues.

(4)         Adjusted ex-TAC EBITDA margin is defined as adjusted EBITDA divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to GAAP revenues, please see the table above.

Reconciliation of Adjusted Net Income Margin and Adjusted Ex-TAC Net Income Margin to US GAAP Net Income Margin for the Three Months Ended March 31, 2013

In RUR millions	US GAAP Actual Net Income	Net Income Margin (1)	Adjustment (2)	Adjusted Net Income	Adjusted Net Income Margin (3)	Adjusted Ex-TAC Net Income Margin (4)
Three months ended March 31, 2013	2,246	28.1%	164	2,410	30.1%	36.0%

(1)         Net income margin is defined as net income divided by total revenues.

(2)         Adjusted to eliminate SBC expense (as adjusted for the income tax reduction attributable to SBC expense), expense related to SPB Software contingent compensation and foreign exchange losses/(gains) (as adjusted for the (reduction)/increase in income tax attributable to the loss/(gain)).  For a reconciliation of adjusted net income to net income, please see the table above.

(3)         Adjusted net income margin is defined as adjusted net income divided by total revenues.

(4)         Adjusted ex-TAC net income margin is defined as adjusted net income divided by ex-TAC revenues.  For a reconciliation of ex-TAC revenues to US GAAP revenues, please see the table above.